Exhibit 99.2

SILYNXCOM LTD.
NETANYA, ISRAEL

PROXY STATEMENT

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 30, 2025

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of Silynxcom Ltd. (the “Company”) for use at the Company’s special and annual general meeting of shareholders (the “Meeting”) to be held at on Tuesday, December 30, 2025, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s office, located at 7 Giborei Israel, Netanya, 4250407, Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted “FOR” on each of the proposals described in this Proxy Statement (the “Proposals”).

Quorum and Adjournment

Two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall be adjourned until Tuesday, December 30, 2024, at 6:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal nos. 1, 2 and 3 described hereinafter each require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Each of the Proposals nos. 4 to 11 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, constituting: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, including a majority of the votes of shareholders who are not Controlling Shareholders (as defined below) and do not have a personal interest in each of the said Proposals; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “Controlling Shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a Controlling Shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

Disclosure of Personal Interest by Shareholders

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder of record declares and approves that she or he does not have a personal interest in the approval of Proposal nos. 4 to 11 on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about, via e-mail to Mr. Nir Klein, Company’s Chief Executive Officer and director; e-mail address: kleinnir@s-o-s.co.il.

Proposed Additional Agenda Items

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company) to Mr. Nir Klein, Company’s Chief Executive Officer and director; e-mail address: kleinnir@s-o-s.co.il, no later than December 2, 2025. All such submissions must comply with the requirements under the Companies Law, the regulations promulgated thereunder, and the Company’s amended and restated articles of association (the “Company’s Articles”).

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, at 7 Giborei Israel, Netanya, 4250407, Israel. Any Position Statement received will be furnished with the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 20, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than December 23, 2025.

There may be changes on the agenda after publishing the Proxy Statement and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1
TO RE-APPOINT Ziv Haft, Certified Public Accountants (Isr.), a BDO
member FIRM, AS INDEPENDENT auditor OF THE COMPANY AND TO
AUTHORIZE THE COMPANY’S BOARD OF DIRECTORS TO DETERMINE THE
COMPENSATION OF ZIV HAFT UNTIL THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Ziv Haft, Certified Public Accountants (Isr.), a BDO Member firm (“Ziv Haft”), as the Company’s independent auditor until the next annual general meeting, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company and its independence as an auditor.

On November 18, 2025, the Board of Directors determined, pursuant to the recommendation of the Company’s audit committee (the “Audit Committee”), that the compensation of Ziv Haft is reasonable, after examining, among other things, the scope of its work and the complexity and scope of the Company’s activities.

The Board of Directors believes that the re-appointment of Ziv Haft as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Ziv Haft in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 13, 2025.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Ziv Haft as the Company’s independent auditor until the next annual general meeting, and to authorize the Board of Directors to determine their compensation until the next annual general meeting.”

The re-appointment of Ziv Haft requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2 AND PROPOSAL 3
TO RE-elect mrs. Gal nir klein and MR. Adrian Adler AS class ii directors for a three-year term

Under the Companies Law and the Company’s Articles, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. The Company’s Articles provide that the Company may have at least three (3) and not more than twelve (12) directors, including the external directors.

The Board of Directors currently consists of seven (7) directors. The Company’s directors, excluding the external directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power of the Company’s shareholders at an annual general meeting of the Company’s shareholders, or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s Articles.

According to the Company’s Articles the Company’s directors (excluding the external directors) are divided among three classes as follows:

(1)    The Company’s Class I director is Mr. Ron Klein, who shall hold office until the annual general meeting of the Company’s shareholders to be held in 2027 and until his successors are elected and qualified;

(2)    The Company’s Class II directors are: (1) Mrs. Gal Nir Klein and (2) Mr. Adler Adrian, whose current term expires at the Meeting; and

(3)    The Company’s Class III directors are: (1) Mr. Nir Klein and (2) Ms. Yafit Keret, who shall hold office until the annual general meeting of the Company’s shareholders to be held in 2026 and until their successors are elected and qualified.

The Board of Directors has approved the nomination of Mrs. Gal Nir Klein and Mr. Adler Adrian for re-election as a Class II directors. The Board of Directors recommends that the shareholders re-elect each of Mrs. Gal Nir Klein and Mr. Adler Adrian as Class II directors, for a three-year term.

Mrs. Gal Nir Klein and Mr. Adler Adrian, whose professional backgrounds are provided below, each have advised the Company that they are willing, able, and ready to serve as Class II directors if re-elected, as the case may be. Additionally, in accordance with the Companies Law, Mrs. Gal Nir Klein and Mr. Adler Adrian certified the Company that they meet all the requirements of the Companies Law for re-election as directors of a public company, and possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of Mrs. Gal Nir Klein and Mr. Adler Adrian.

Subject to the re-election of Mrs. Gal Nir Klein and Mr. Adler Adrian, they will be entitled to indemnification and exemption agreements as applicable and shall be covered by the Company’s directors and officers’ insurance, all as previously approved in accordance with the Companies Law and the Company’s Current Compensation Policy and Amended Compensation Policy (as defined in proposal 4 below).

Set forth below is certain biographical information regarding the background and experience for Mrs. Gal Nir Klein and Mr. Adler Adrian:

Gal Nir Klein, Vice President of Marketing and Israel Sales and Director

Mrs. Gal Nir Klein has served as our Vice President of Marketing and Israel Sales since October 2005 and as a member of our board of directors since August 2021. Mrs. Nir Klein received her Bachelor of Arts in Economics from Tel Aviv University.

Adler Adrian, Director

Mr. Adler Adrian has worked as a systems engineer at Israel Aerospace Industries since 2019, a project manager at TechMer Ltd. since 2016 and a project manager and engineer at Mistral Group since 2013. From 2014 through 2016, Mr. Adrian worked as a project manager at Motorola Solutions Ltd. Mr. Adrian received his MBA from the Ben-Gurion University of the Negev and his B.Sc. in electrical engineering from Tel Aviv University.

The shareholders of the Company are requested to adopt the following resolutions at the Meeting:

“RESOLVED, to re-elect Mrs. Gal Nir Klein as a Class II director of the Company for a three-year term ending at the third annual general meeting of shareholders following her re-election and until she ceases to hold office in accordance with the Company’s Articles or any applicable law, whichever occurs first.”

“RESOLVED, to re-elect Mr. Adrian Adler as a Class II director of the Company for a three-year term ending at the third annual general meeting of shareholders following his re-election and until he ceases to hold office in accordance with the Company’s Articles or any applicable law, whichever occurs first.”

The appointment of Class II Directors requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the re-election of Mrs. Gal Nir Klein and Mr. Adler Adrian as Class II directors of the Company.

PROPOSAL 4
TO APPROVE AN AMENDMENT TO THE COMPANY’S COMPENSATION
POLICY FOR COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, in January 2024, the Company adopted a compensation policy, for a period that will end five (5) years after the initial public offering of the Company’s Ordinary Shares (the “Current Compensation Policy”).

The Board of Directors wishes to update the Current Compensation Policy to remove the limit regarding the maximum dilution rate of equity-based compensation granted to office holders. The Board of Directors deemed the amendment to the Current Compensation Policy to be reasonable, as it provides the Company with more flexibility in the way it may retain, hire and incentivize officers and directors in terms of the equity compensation provided to such directors and officers.

Therefore, on November 16, 2025 and November 18, 2025, the Company’s compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended to the shareholders of the Company to approve, the adoption of an amendment to the Current Compensation Policy, which presents the following changes (the “Amended Compensation Policy”):

Section of Amended Compensation Policy	Original wording	Amended wording
2.9.1.8

“The maximum dilution rate of the Office Holders equity-based compensation at any time will not exceed a rate of 15% of the Company’s issued and outstanding share capital on a fully diluted basis at the time of grant.”

Deleted.

Except as described above, no other changes have been made to the Current Compensation Policy.

When considering the Amended Compensation Policy, the Compensation Committee and the Board of Directors considered numerous factors, including the advancement of the Company’s objectives and its long-term strategy, and creation of appropriate long-term incentives for its office holders and directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve and adopt the Amended Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5
TO APPROVE AN EQUITY-BASED GRANT FOR MR. NIR KLEIN, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR, AND A CONTROLLING SHAREHOLDER OF THE COMPANY

Background

Under the Companies Law, arrangements concerning compensation of a company’s Controlling Shareholder require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. Mr. Nir Klein is considered one of the Company’s “Controlling Shareholders”, as defined under the Companies Law.

We now seek shareholder approval with respect to an equity-based grant for Mr. Nir Klein, the Company’s Chief Executive Officer (“CEO”) and director.

General

Mr. Nir Klein has served as the Company’s CEO since January 2011 and as a member of the Board of Directors since August 2021. During the period in which Mr. Nir Klein has been a part of the Company, Mr. Nir Klein made a significant contribution to the Company’s business and growth. Mr. Nir Klein’s performance contributed to the Company’s success in several key areas, including Business development, Product development and Supply chain.

Proposed Equity Grant

On November 23, 2025 (in this proposal, the “Date of Grant”) the Compensation Committee and the Board of Directors approved and recommended that the Company’s shareholders approve, a grant of equity-based compensation to Mr. Nir Klein, the Company’s CEO and director. Accordingly, the Company wishes to grant 300,000 options to purchase up to 300,000 Ordinary Shares to Mr. Nir Klein, in accordance with the Current Compensation Policy (other than in regards to the maximum dilution rate of equity-based compensation granted to office holders) and in accordance with the Amended Compensation Policy, and the Silynxcom Ltd. 2022 Equity Incentive Plan (the “2022 Plan”, and the “Grant to Mr. Nir Klein”, respectively).

The Ordinary Shares owned by Mr. Nir Klein, together with the Ordinary Shares underlying that Grant to Mr. Nir Klein, together with Ordinary Shares that will result from the exercise of outstanding options, or from the settlement of equity-based compensation previously granted to Mr. Nir Klein (a total of 3,052,645 Ordinary Shares), will cause Mr. Nir Klein’s holdings to be equal to approximately 31.87% of the Company’s issued and outstanding share capital on a fully diluted basis as of November 23, 2025 (including the dilution of the grants described in proposals 5-6 in this Proxy Statement).

The Grant to Mr. Nir Klein shall vest according to the following schedule: following the Date of Grant, equal amounts of 25,000 options to purchase up to 25,000 Ordinary Shares (1/12 each) shall vest at the end of each quarter.

The above-mentioned exercise price will be the higher of: (1) the average share price on the New York Stock Exchange, over the last 30 trading days prior to the Date of Grant, and (2) the closing share price on the New York Stock Exchange on the last trading day immediately prior to the Date of Grant.

All other terms will be as set forth in the 2022 Plan.

In making its recommendation with regard to the approval of the Grant to Mr. Nir Klein, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Current Compensation Policy and in the Amended Compensation Policy, including, the position, responsibilities, background and experience of the Mr. Nir Klein as CEO and director; (ii) that the Grant to Mr. Nir Klein reflects a fair and reasonable value for the Mr. Nir Klein’s services; (iii) that the Grant to Mr. Nir Klein is consistent with the Current Compensation Policy (other than in regards to the maximum dilution rate of equity-based compensation granted to office holders) and with the Amended Compensation Policy; (iv) various data and information deemed relevant, including comparative data regarding similar positions and companies; (v) Mr. Nir Klein’s significant role in the

Company’s business, and his continued key role in the Company’s pursuit to enhance its business and growth opportunities; (vi) Mr. Nir Klein’s extensive knowledge and expertise;; (vii) his established relationships and reputation; and (viii) his long-term commitment and vision.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant to Mr. Nir Klein, the Company’s Chief Executive Officer and a director, and a Controlling Shareholder of the Company, as set forth in the Proxy Statement.”

The approval of Proposal 5, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 6
TO APPROVE AN EQUITY-BASED GRANT FOR MR. RON KLEIN, THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS, AND A CONTROLLING SHAREHOLDER OF THE COMPANY

Background

Under the Companies Law, arrangements concerning compensation of a company’s Controlling Shareholder require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. Mr. Ron Klein is considered one of the Company’s “Controlling Shareholders”, as defined under the Companies Law.

We now seek shareholder approval with respect to an equity-based grant for Mr. Ron Klein, the Chairman of the Company’s Board of Directors.

General

Mr. Ron Klein has served as the Chairman of the Board of Directors since May 2017 and has contributed greatly to the Company’s business and growth since his appointment as the Chairman. During the period in which Mr. Ron Klein has been a part of the Company, Mr. Ron Klein made a significant contribution to the Company’s business and growth. Mr. Ron Klein’s performance contributed to the Company’s success in several key areas, including strategic alliance and business development.

Proposed Equity Grant

On November 23, 2025 (in this proposal, the “Date of Grant”) the Compensation Committee and the Board of Directors approved and recommended that the Company’s shareholders approve, a grant of equity-based compensation to Mr. Ron Klein, the Chairman of the Company’s Board of directors. Accordingly, the Company wishes to grant 250,000 options to purchase up to 250,000 Ordinary Shares to Mr. Ron Klein, in accordance with the Current Compensation Policy (other than in regards to the maximum dilution rate of equity-based compensation granted to office holders) and in accordance with the Amended Compensation Policy, and 2022 Plan (the “Grant to Mr. Ron Klein”).

The Ordinary Shares owned by Mr. Ron Klein, together with the Ordinary Shares underlying that Grant to Mr. Ron Klein, together with Ordinary Shares that will result from the exercise of outstanding options, or from the settlement of equity-based compensation previously granted to Mr. Ron Klein (a total of 531,398 Ordinary Shares), will cause Mr. Ron Klein’s holdings to be equal to approximately 5.55% of the Company’s issued and outstanding share capital on a fully diluted basis as of November 23, 2025 (including the dilution of the grants described in proposals 4 and 6 in this Proxy Statement).

The Grant to Mr. Ron Klein shall vest according to the following schedule: following the Date of Grant, equal amounts (1/12 each) shall vest at the end of each quarter.

The above-mentioned exercise price will be the higher of: (1) the average share price on the New York Stock Exchange, over the last 30 trading days prior to the Date of Grant, and (2) the closing share price on the New York Stock Exchange on the last trading day immediately prior to the Date of Grant.

All other terms will be as set forth in the 2022 Plan.

In making its recommendation with regard to the approval of the Grant to Mr. Ron Klein, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Current Compensation Policy and in the Amended Compensation Policy, including, the position, responsibilities, background and experience of the Mr. Ron Klein as Chairman of the Board of Directors; (ii) that the Grant to Mr. Ron Klein reflects a fair and reasonable value for the Mr. Ron Klein’s services; (iii) that the Grant to Mr. Ron Klein is consistent with the Current Compensation Policy (other than in regards to the maximum dilution rate of equity-based compensation granted to office holders) and with the Amended Compensation Policy (iv) various data and information deemed relevant, including comparative data regarding similar positions and companies; (v) Mr. Ron Klein’s significant role in the Company’s business, and his continued key role in the Company’s pursuit to enhance its business and growth opportunities; (vi) Mr. Ron Klein’s extensive knowledge and expertise; (vii) his established relationships and reputation; and (viii) his long-term commitment and vision.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant to Mr. Ron Klein, the Company’s Chairman of the Board of Directors, and a Controlling Shareholder of the Company, as set forth in the Proxy Statement.”

The approval of Proposal 6, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 7
TO APPROVE AN EQUITY-BASED GRANT FOR MRS. GAL NIR KLEIN, THE COMPANY’S VICE PRESIDENT OF MARKETING AND ISRAEL SALES AND A DIRECTOR, AND A RELATIVE OF A CONTROLLING SHAREHOLDER OF THE COMPANY

Background

Under the Companies Law, arrangements concerning compensation of a company’s Controlling Shareholder and his or her relatives, require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. Mrs. Gal Nir Klein is considered one of the Company’s “Controlling Shareholders”, as defined under the Companies Law.

We now seek shareholder approval with respect to an equity-based grant for Mrs. Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and director.

General

Mrs. Gal Nir Klein has served as the Company’s Vice President of Marketing and Israel Sales since October 2005, and as a member of the Board of Directors since August 2021. During the period in which Mrs. Gal Nir Klein has been a part of the Company, Mrs. Gal Nir Klein made a significant contribution to the Company’s business and growth. Mrs. Gal Nir Klein’s performance contributed to the Company’s success in several key areas, including strategic sales in Israel and business-to-business sales.

Proposed Equity Grant

On November 23, 2025 (in this proposal, the “Date of Grant”) the Compensation Committee and the Board of Directors approved and recommended that the Company’s shareholders approve, a grant of equity-based compensation to Mrs. Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and director. Accordingly, the Company wishes to grant 150,000 options to purchase up to 150,000 Ordinary Shares to Mrs. Gal Nir Klein, in accordance with the Current Compensation Policy (other than in regards to the maximum dilution rate of equity-based compensation granted to office holders) and in accordance with the Amended Compensation Policy, and the 2022 Plan (the “Grant to Mrs. Gal Nir Klein”).

The Ordinary Shares owned by Mrs. Gal Nir Klein, together with the Ordinary Shares underlying that Grant to Mrs. Gal Nir Klein, together with Ordinary Shares that will result from the exercise of outstanding options, or from the settlement of equity-based compensation previously granted to Mrs. Gal Nir Klein (a total of 150,000 Ordinary Shares), will cause Mrs. Gal Nir Klein’s holdings to be equal to approximately 1.57% of the Company’s issued and outstanding share capital on a fully diluted basis as of November 23, 2025 (including the dilution of the grants described in Proposals 4-5 in this Proxy Statement).

The Grant to Mrs. Gal Nir Klein shall vest according to the following schedule: following the Date of Grant, equal amounts of 12,500 options to purchase up to 12,500 Ordinary Shares (1/12 each) shall vest at the end of each quarter.

The above-mentioned exercise price will be the higher of: (1) the average share price on the New York Stock Exchange, over the last 30 trading days prior to the Date of Grant, and (2) the closing share price on the New York Stock Exchange on the last trading day immediately prior to the Date of Grant.

All other terms will be as set forth in the 2022 Plan.

In making its recommendation with regard to the approval of the Grant to Mrs. Gal Nir Klein, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Current Compensation Policy and in the Amended Compensation Policy, including, the position, responsibilities, background and experience of the Mrs. Gal Nir Klein as Vice President of Marketing and Israel Sales and director; (ii) that the Grant to Mrs. Gal Nir Klein reflects a fair and reasonable value for the Mrs. Gal Nir Klein’s services; (iii) that the Grant to Mrs. Gal Nir Klein is consistent with the Current Compensation Policy (other than in regards to the maximum dilution rate of equity-based compensation granted to office holders) and with the Amended Compensation Policy; (iv) various data and information deemed relevant, including comparative data regarding similar positions and companies; (v) Mrs. Gal Nir Klein’s significant role in the Company’s business, and her continued key role in the Company’s pursuit to enhance its business and growth opportunities; (vi) Mrs. Gal Nir Klein’s extensive knowledge and expertise; and (vii) her long-term commitment and vision.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant to Mrs. Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and director, as set forth in the Proxy Statement.”

The approval of Proposal 7, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 8
TO APPROVE THE EMPLOYMENT AND COMPENSATION OF MR. ROEI KLEIN, A RELATIVE OF A CONTROLLING SHAREHOLDER OF THE COMPANY WHO IS ALSO THE COMPANY’S CHIEF EXECUTIVE OFFICER, AS THE COMPANY’S DIRECTOR OF INNOVATION, DIGITIZATION AND AUTOMATION

Background

Under the Companies Law, arrangements concerning compensation of a company’s Controlling Shareholder and his or her relatives, require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. Mr. Roei Klein is considered a relative of the Company’s “Controlling Shareholders,” as defined under the Companies Law, including the Company’s CEO.

The proposed engagement

On November 23, 2025, the Audit Committee and the Board of Directors, respectively, each approved, and recommended that the shareholders approve, the employment and compensation Mr. Roei Klein as the Company’s Director of Innovation, Digitization and Automation, pursuant to which Mr. Roei Klein will provide IT, AI, and Sales services to the Company, in exchange for a monthly salary of NIS 35,000, effective as of January 1, 2026 (the “Employment Agreement”).

In making its recommendation that shareholders approve the Employment Agreement, the Audit Committee and the Board each considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the expected quality of Mr. Roei Klein’s services, (ii) the fact that Mr. Roei Klein is a well-known expert in his field of work, (iii) the Company’s size and the nature of its operations, and (iv) various data and information deemed relevant, including comparative data regarding similar positions and companies.

Accordingly, the Audit Committee and Board of Directors determined that the approval of the Employment Agreement is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the employment and compensation of Mr. Roei Klein, as the Company’s Director of Innovation, Digitization and Automation, as set forth in the Proxy Statement.”

The approval of this proposal 8, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 9
TO APPROVE AN AMENDED ANNUAL BONUS PLAN FOR THE YEAR OF 2026 FOR MR. NIR KLEIN, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR, AND A CONTROLLING SHAREHOLDER OF THE COMPANY

Background

Under the Companies Law, arrangements concerning compensation of a company’s Controlling Shareholder require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. As of this date, Mr. Nir Klein is considered one of the Company’s “Controlling Shareholders,” as defined under the Companies Law.

On December 30, 2024, the Company shareholders approved Mr. Nir Klein’s annual bonus plan for the years 2025-2027. We now seek shareholder approval for an amended annual bonus plan for the year 2026 for Mr. Nir Klein, based on related measurable targets, in accordance with the Current Compensation Policy and Amended Compensation Policy, all as set forth below.

General

In light of the Company’s current business plan, and the timeline of the Company’s project pipelines, on November 16, 2025 and November 18, 2025, the Compensation Committee and the Board of Directors, respectively, determined to amend the annual bonus plan for Mr. Nir Klein based on measurable targets for the year 2026, mainly to encourage Mr. Nir Klein to continue his contribution and development of the Company’s business.

Mr. Nir Klein has served as the Company’s CEO since January 2011 and as a member of the Board of Directors since August 2021. During the period in which Mr. Nir Klein has been a part of the Company, Mr. Nir Klein made a significant contribution to the Company’s business and growth. Mr. Nir Klein’s performance contributed to the Company’s success in several key areas, including Business development, Product development and Supply chain.

Therefore, the Compensation Committee and the Board of Directors approved and are recommending that shareholders approve the amended annual bonus plan for the year 2026 for Mr. Nir Klein, with the targets as follows:

•        Sales Growth Rate: Growth rate of the Company’s sales according to the Company’s audited annual financial statements, in comparison to the year 2025, of 50%. The Number of salaries per achievement percentage shall remain unchanged.

•        Operation Profit Rate: Operational profit rate (excluding expenses related to share-based payments granted from this date onward and excluding payments of annual bonuses), of 5%. The Number of salaries per achievement percentage shall remain unchanged.

•        Annual Bonus Limit: No more than 12 monthly salaries, in accordance with the Current Compensation Policy and the Amended Compensation Policy.

•        Payment Condition: The bonus shall be paid only if the Company reports positive cash flow from operating activities in its audited financial statements. If cash flow is negative, payment shall be deferred until this condition is met.

•        Operational Profit Adjustment: If payment of annual bonuses would reduce the Operating Profit Rate below 4%, the Company shall adjust the total bonus amounts on a pro-rata basis to maintain a minimum 4% Operating Profit Rate.

The annual bonus targets for the years 2025 and 2027, and any aspects of the targets for 2026 that are not detailed above, shall all remain as previously approved by shareholders on December 30, 2024.

If this proposal is not approved at the Meeting, then the targets for 2026 shall also remain as previously approved by the shareholders.

Taking into account numerous factors, including analyzing all factors and considerations required under the Companies Law, the provisions of the Company’s Current Compensation Policy and Amended Compensation Policy, and other relevant information and materials presented to them, the Compensation Committee and the

Board of Directors determined that it is in the best interest of the Company to approve the Annual Bonus Plan for Mr. Nir Klein for the following main reasons: (i) the responsibilities and duties performed by Mr. Nir Klein; (ii) the estimation of Mr. Nir Klein’s expected ongoing contribution; (iii) the importance of Mr. Nir Klein to the future growth and profitability of the Company; (iv) the objectives support the Company’s business efforts by driving sales growth and operational success; and (v) the objectives withstand challenging targets that can potentially benefit the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus Plan for Mr. Nir Klein, the Company’s CEO and a director, and a Controlling Shareholder of the Company, as set forth in the Proxy Statement.”

The approval of this Proposal 9, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 10
TO APPROVE AN AMENDED ANNUAL BONUS PLAN FOR THE YEAR OF 2026 FOR MR. RON KLEIN, THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS, AND A CONTROLLING SHAREHOLDER OF THE COMPANY

Background

Under the Companies Law, arrangements concerning compensation of a company’s Controlling Shareholder require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. As of this date, Mr. Ron Klein is considered one of the Company’s “Controlling Shareholders,” as defined under the Companies Law.

On December 30, 2024, the Company shareholders approved Mr. Ron Klein’s annual bonus plan for the years 2025-2027. We now seek the shareholder approval for an amended annual bonus plan for the year 2026 for Mr. Ron Klein, based on related measurable targets, in accordance with the Current Compensation Policy and Amended Compensation Policy, all as set forth below.

General

In light of the Company’s current business plan, and the timeline of the Company’s project pipelines, on November 16, 2025 and November 18, 2025, the Compensation Committee and the Board of Directors, respectively, determined to amend the annual bonus plan for Mr. Ron Klein based on measurable targets for the year 2026, mainly to encourage Mr. Nir Klein to continue his contribution and development of the Company’s business.

Mr. Ron Klein has served as the Chairman of the Board of Directors since May 2017 and has contributed greatly to the Company’s business and growth since his appointment as the Chairman. During the period in which Mr. Ron Klein has been a part of the Company, Mr. Ron Klein made a significant contribution to the Company’s business and growth. Mr. Ron Klein’s performance contributed to the Company’s success in several key areas, including Strategic alliance and Business development.

Therefore, the Compensation Committee and the Board of Directors approved and are recommending that shareholders approve the amended annual bonus plan for the year 2026 for Mr. Ron Klein, with the targets as follows:

•        Sales Growth Rate: Growth rate of the Company’s sales according to the Company’s audited annual financial statements, in comparison to the year 2025, of 50%. The Number of salaries per achievement percentage shall remain unchanged, except that an achievement of 110% of the objective shall grant only 5 salaries.

•        Operation Profit Rate: Operational profit rate (excluding expenses related to share-based payments granted from this date onward and excluding payments of annual bonuses), of 5%. The Number of salaries per achievement percentage shall remain unchanged, except that an achievement of 110% of the objective shall grant only 5 salaries.

•        Annual Bonus Limit: No more than eight (8) monthly salaries.

•        Payment Condition: The bonus shall be paid only if the Company reports positive cash flow from operating activities in its audited financial statements. If cash flow is negative, payment shall be deferred until this condition is met.

•        Operational Profit Adjustment: If payment of annual bonuses would reduce the Operating Profit Rate below 4%, the Company shall adjust the total bonus amounts on a pro-rata basis to maintain a minimum 4% Operating Profit Rate.

The annual bonus targets for the years 2025 and 2027, and any aspects of the targets for 2026 that are not detailed above, shall all remain as previously approved by shareholders on December 30, 2024.

If this proposal is not approved at the Meeting, then the targets for 2026 shall also remain as previously approved by the shareholders.

Taking into account numerous factors, including analyzing all factors and considerations required under the Companies Law, the provisions of the Company’s Current Compensation Policy and Amended Compensation Policy, and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors determined that it is in the best interest of the Company to approve the Annual Bonus Plan for Mr. Ron Klein for the following main reasons: (i) the responsibilities and duties performed by Mr. Ron Klein; (ii) the estimation of Mr. Ron Klein’s expected ongoing contribution; (iii) the importance of Mr. Ron Klein to the future growth and profitability of the Company; (iv) the objectives support the Company’s business efforts by driving sales growth and operational success; and (v) the objectives withstand challenging targets that can potentially benefit the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus Plan for Mr. Ron Klein, the Company’s Chairman of the Board of Directors, and a Controlling Shareholder of the Company, as set forth in the Proxy Statement.”

The approval of this Proposal 10, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 11
TO APPROVE AN AMENDED ANNUAL BONUS PLAN FOR THE YEAR OF 2026 FOR MRS. GAL NIR KLEIN, THE COMPANY’S VICE PRESIDENT OF MARKETING AND ISRAEL SALES AND A DIRECTOR, AND A RELATIVE OF A CONTROLLING SHAREHOLDER OF THE COMPANY

Background

Under the Companies Law, arrangements concerning compensation of a company’s Controlling Shareholder and his or her relatives require approval by a company’s compensation committee, board of directors and shareholders (in a Special Majority, as defined above), in that order. As of this date, Mrs. Gal Nir Klein is considered one of the Company’s “Controlling Shareholders”, as defined under the Companies Law.

On December 30, 2024, the Company shareholders approved Mrs. Gal Nir Klein’s annual bonus plan for the years 2025-2027. We now seek the shareholder approval for an amended annual bonus plan for the year 2026 for Mrs. Gal Nir Klein, based on related measurable targets, in accordance with the Current Compensation Policy and Amended Compensation Policy, all as set forth below.

General

In light of the Company’s current business plan, and the timeline of the Company’s project pipelines, on November 16, 2025 and November 18, 2025, the Compensation Committee and the Board of Directors, respectively, determined to amend the annual bonus plan for Mrs. Gal Nir Klein based on measurable targets for the year 2026, mainly to encourage Mrs. Gal Nir Klein to continue her contribution and development of the Company’s business.

Mrs. Gal Nir Klein has served as the Company’s Vice President of Marketing and Israel Sales since October 2005, and as a member of the Board of Directors since August 2021. During the period in which Mrs. Gal Nir Klein has been a part of the Company, Mrs. Gal Nir Klein made a significant contribution to the Company’s business and growth. Mrs. Gal Nir Klein’s performance contributed to the Company’s success in several key areas, including strategic sales in Israel and business-to-business sales.

Therefore, the Compensation Committee and the Board of Directors approved and are recommending that shareholders approve the amended annual bonus plan for the year 2026 for Mrs. Gal Nir Klein, with the targets as follows:

•        Israel Sales Growth Rate: Growth rate of the Company’s sales in Israel according to the Company’s audited annual financial statements, in comparison to the year 2025, of 50%. The Number of salaries per achievement percentage shall remain unchanged.

•        Total Sales Growth Rate: Growth rate of the Company’s sales according to the Company’s audited annual financial statements, in comparison to the year 2025, of 50%. The Number of salaries per achievement percentage shall remain unchanged.

•        Annual Bonus Limit: No more than eight (8) monthly salaries, in accordance with the Current Compensation Policy and the Amended Compensation Policy.

•        Payment Condition: The bonus shall be paid only if the Company reports positive cash flow from operating activities in its audited financial statements. If cash flow is negative, payment shall be deferred until this condition is met.

•        Operational Profit Adjustment: If payment of annual bonuses would reduce the Operating Profit Rate below 4%, the Company shall adjust the total bonus amounts on a pro-rata basis to maintain a minimum 4% Operating Profit Rate.

The annual bonus targets for the years 2025 and 2027, and any aspects of the targets for 2026 that are not detailed above, shall all remain as previously approved by shareholders on December 30, 2024.

If this proposal is not approved at the Meeting, then the targets for 2026 shall also remain as previously approved by the shareholders.

Taking into account numerous factors, including analyzing all factors and considerations required under the Companies Law, the provisions of the Company’s Current Compensation Policy and Amended Compensation Policy, and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors determined that it is in the best interest of the Company to approve the Annual Bonus Plan for Mrs. Gal Nir Klein for the following main reasons: (i) the responsibilities and duties performed by Mrs. Gal Nir Klein; (ii) the estimation of Mrs. Gal Nir Klein’s expected ongoing contribution; (iii) the importance of Mrs. Gal Nir Klein to the future growth and profitability of the Company; (iv) the objectives support the Company’s business efforts by driving sales growth and operational success; and (v) the objectives withstand challenging targets that can potentially benefit the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus Plan for Mrs. Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and Director, as set forth in the Proxy Statement.”

The approval of this Proposal 11, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR
THE YEAR ENDED DECEMBER 31, 2024

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2024, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 2024(4), filed with the SEC on May 13, 2025, are available on the Company’s website at the following address:

https://www.silynxcom.com/table-sec-filing/

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2024.

This agenda item will not involve a vote by the shareholders, and accordingly, there is no proposed resolution.

____________

(4)      Including details regarding compensation granted to the Company’s five most highly compensated officers and directors during or with respect to the year ended December 31, 2024.

OTHER BUSINESS

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED “FOR” OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC
18 Lafayette Place

Woodmere, New York 11598

USA

ADDITIONAL INFORMATION

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special and Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 25, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 25, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Silynxcom Ltd.
Ron Klein, Chairman of the Board of Directors

Exhibit A

Amendment to Compensation Policy for the Company’s Executive Officers and Directors

Dated: November 2025

2.11 Long-term compensation

2.11.1.8 [Reserved] ~~the maximum dilution rate of the Office Holders equity-based compensation at any time will not exceed a rate of 15% of the Company’s issued and outstanding share capital on a fully diluted basis at the time of grant.~~